Exhibit 1
YUKON
BUSINESS CORPORATIONS ACT
(Sections 30 and 179)
Form 5-01
ARTICLES OF AMENDMENT
1.	Name of Corporation:

INTEROIL CORPORATION	Corporate Access No. 32478
2.	The Articles of the above-named Corporation were amended pursuant to a Court order:

Yes ☐ No ☑

3.	The Articles of the above-named Corporation be amended as follows:
a)	The “Schedule of Series Provisions Series A Preferred Shares” attached hereto be added to Schedule “A” to the Articles of the Corporation filed on August 24, 2007;
4.	Date: November 13, 2007.

Signature: /s/ Phil Mulacek Title: Director

SCHEDULE OF SERIES PROVISIONS
SERIES A PREFERRED SHARES
          The Series A Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
The Series A Preferred Shares shall be limited in number to 1,035,554 shares.
1.	On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of the shareholders of the Corporation (or by written consent of the shareholders in lieu of a meeting), each holder of the Series A Preferred Shares shall be entitled to cast the number of votes equal to the number of Common Shares (as defined below) into which the Series A Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law, the provisions hereof, or the other charter documents of the Corporation, holders of the Series A Preferred Shares shall vote together with the holders of the Common Shares as a single class.

2.	Subject to the rights, privileges, restrictions and conditions attaching to any other series of shares of the Corporation ranking in priority thereto, the holders of the Series A Preferred Shares shall be entitled to rank ahead of all other classes or series of shares of the Corporation as to dividends.
(a)	The holders of the Series A Preferred Shares shall be entitled to a fixed cumulative dividend (the “Dividend”) at the rate of 5% per annum for each Series A Preferred Share, payable quarterly on December 31, March 31, June 30 and September 30, commencing on December 31, 2007, subject to the following provisions:
(i)	at the option of the Corporation, and subject to any required third party approval, the Corporation may pay such Dividend(s) in cash or in common shares (the “Common Shares”) in the capital of the Corporation or a combination thereof, provided that, if the Corporation determines to issue Common Shares as payment of any Dividends payable, the Corporation shall issue Common Shares to all holders of Series A Preferred Shares as payment of all Dividend(s) payable as at such time;

(ii)	if the Corporation determines to pay any Dividend(s) payable in Common Shares, the Corporation shall issue certificates representing Common Shares to each registered holder of Series A Preferred Shares representing that number of Common Shares equal to the result of the aggregate Dividend(s) payable to each such holder at such date divided by the VWAP (as defined below) for the ten consecutive trading days immediately before the date such Dividend(s) are payable (i.e., in the case of Dividends to be paid on December 31, the VWAP would be calculated for the ten consecutive trading days prior to December 31);

(iii)	for the purposes of the Series A Preferred Shares, “VWAP” means the daily volume weighted average price of the Common Shares on the American Stock Exchange (the “AMEX”), expressed in U.S. dollars, or if the Common Shares are not listed on the AMEX, then NYSE or NASDAQ, or if the Common Shares are not listed on such markets, the Toronto Stock Exchange or such other North American market limited to normal trading hours (the “Principal Market”) calculated by dividing the total value by the total volume of the Common Shares traded for the relevant period on such market (which market is, as at the date hereof, the AMEX); and

(iv)	no fractional Common Shares shall be issued and the aggregate number of Common Shares to be issued will be rounded down to the nearest whole number of Common Shares and each holder of Series A Preferred Shares shall be entitled to a cash payment representing the amount of the Dividend(s) in respect of the aggregate Series A Preferred Shares held by each such holder in respect of such fractional Common Share which would otherwise be issuable.
(b)	The Series A Preferred Shares shall not be entitled to participate any further with respect to dividends except to the extent herein provided.

(c)	No dividends shall be paid on any class of shares of the Corporation if it would result in the realizable value of the assets of the Corporation, net of liabilities which exist at the relevant time, being less than U.S.$28.97 (the “Redemption Amount”) for each of the issued and outstanding Series A Preferred Shares.

(d)	The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Shares then outstanding shall first receive a dividend on each outstanding Series A Preferred Share in amount equal to the aggregate dividends then accrued on each such share and not previously paid.
3.	The Series A Preferred Shares shall be convertible into Common Shares, at the option of (i) the holder at any time and from time to time, and without the payment of additional consideration therefor; and (ii) the Corporation at any time from the date of a Triggering Event (as defined below). A “Triggering Event” shall occur if the VWAP of the Common Shares equals or has exceeded U.S.$[36.94] per share for a period of at least 10 consecutive trading days on the Principal Market (the “Triggering Event”). The number of Common Shares issuable upon conversion of each Series A Preferred Share (the “Conversion Ratio”) shall initially be 1.00, subject to the following provisions:
(a)	In the event the Corporation shall set a record date for the payment of a stock dividend to holders of the Common Shares or to subdivide, re-divide, consolidate or otherwise recapitalize the outstanding Common Shares, the Conversion Ratio shall be proportionately and equitably adjusted so that a holder of a Series A Preferred Share shall be entitled to that number of Common Shares upon conversion to which such holder would have been entitled had such holder of the Series A Preferred Share converted its Series A Preferred Share into Common Shares immediately prior to the record date for such event at the then current Conversion Ratio. Any such adjustment shall become effective at the close of business on the date that such dividend, subdivision, re-division, consolidation or other recapitalization shall become effective.

(b)	In the event of any capital reorganization or any reclassification of the Common Shares (other than as a result of a stock dividend, subdivision, re-division or consolidation), or in the case of any amalgamation with or merger of the Corporation into or with another corporation or entity, then as a part of such reorganization, reclassification, amalgamation or merger, as the case may be, the Conversion Ratio shall be adjusted so that the holders of the Series A Preferred Shares shall have the right to receive upon conversion of the Series A Preferred Shares the kind and amount of securities or property which such holders would have been entitled to receive if, immediately prior to such reorganization, reclassification, amalgamation or merger such holders had held the number of Common Shares which were then issuable upon the conversion of the Series A Preferred Shares then held by them at the then current Conversion Ratio. In any such case, appropriate adjustment shall be made in the application of the provisions set forth herein with respect to the rights and interests of the holders of record of the Series A Preferred Shares, such that the provisions set forth herein shall thereafter be applicable to any securities or property thereafter deliverable upon the conversion of such Series A Preferred Shares.

(c)	No fractional Common Shares shall be issued in connection with the conversion of the Series A Preferred Shares and the aggregate number of Common Shares to be issued will be rounded down to the nearest whole number of Common Shares. Each holder of Series A Preferred Shares shall be entitled to a cash payment representing the amount of the fractional Common Share which would otherwise be issuable upon conversion.

(d)	In the event the conversion privilege is exercised by a holder of Series A Preferred Shares, such holder shall exercise such privilege by providing written notice to the Secretary of the Corporation at the Corporation’s registered office accompanied by the certificate(s) representing the shares in respect of which the holder desires to exercise such conversion privilege and such notice shall be signed by the holder of such shares in respect of which such right is being exercised or by his, her or its duly authorized representative and shall specify the number of such shares the holder desires to have converted, and the exercise of such conversion shall be subject to the following provisions:
(i)	upon receipt of such notice and certificate(s) (the “Holder Conversion Date”), the Corporation shall, effective as of such Holder Conversion Date, issue or cause to be issued a certificate(s) representing fully paid Common Shares upon the basis above prescribed to the holder of the Series A Preferred Shares subject to such conversion;

(ii)	from and after the Holder Conversion Date, the Series A Preferred Shares subject to such conversion shall cease to be entitled to any dividends and the holders of such Series A Preferred Shares shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect thereof; and

(iii)	if less than all of the Series A Preferred Shares represented by any certificate are to be converted, the holder of such shares shall be entitled to receive a new certificate representing the Series A Preferred Shares represented by the original certificate which are not to be converted.
(e)	In the event the conversion privilege is exercised by the Corporation, the Corporation shall exercise such privilege by providing 10 days written notice to all (and not less than all) the registered holders of Series A Preferred Shares at such holders’ registered address as shown on the register of holders of Series A Preferred Shares and such notice shall specify that all Series A Preferred Shares shall be converted on a specified business day (the “Corporation Conversion Date”), at which time the Corporation shall issue or cause to be issued a certificate(s) representing fully paid Common Shares on the basis above prescribed to all the holders of Series A Preferred Shares. From and after the Corporation Conversation Date, all Series A Preferred Shares shall cease to be entitled to any dividends and the holders of the Series A Preferred Shares shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect thereof.

(f)	The Corporation will not, by amendment of this designation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this designation and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Shares against impairment.

(g)	The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of the Series A Preferred Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Series A Preferred Shares, in addition to such other remedies as shall be available to the holder of such Series A Preferred Shares, the Corporation shall promptly take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, using its best efforts to obtain the requisite shareholder approval of any necessary amendment to this designation or the Corporation’s other charter documents.

4.	In the event of a Fundamental Change (as defined below), holders of the Series A Preferred Shares shall be entitled to require the Corporation to redeem or purchase at any time all or any of the Series A Preferred Shares registered in the name of such holder by providing written notice to the Secretary of the Corporation at the Corporation’s registered office accompanied by the certificate(s) representing the Series A Preferred Shares in respect of which the holder desires to have the Corporation redeem or purchase, and such notice shall be signed by the holder of such shares in respect of which such redemption or purchase right is being exercised or by his, her or its duly authorized representative and shall specify the number of such shares the holder desires to have redeemed or purchased and shall state the business day (hereinafter called the “Redemption Date”) on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of such certificate(s) representing the Series A Preferred Shares which the holder desires to have the Corporation redeem or purchase, together with such redemption request, the Corporation shall, on the Redemption Date, redeem or purchase such Series A Preferred Shares by paying to the registered holder an amount equivalent to the Redemption Amount per share for each Series A Preferred Share being redeemed or purchased plus all declared but unpaid dividends thereon. From and after that date such Series A Preferred Shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of holders of Series A Preferred Shares in respect thereof unless payment of the Redemption Amount plus any declared but unpaid dividends is not paid on the Redemption Date in which event the rights of the holders of the said Series A Preferred Shares shall remain unaffected.

For the purpose of the Series A Preferred Shares, “Fundamental Change” shall be deemed to occur if (a) the Common Shares cease to be listed on the Principal Market; (b) there occurs any consolidation, merger or other business combination of the Corporation with or into any other corporation or other person (whether or not the Corporation is the surviving corporation), or any other corporate reorganization or transaction or series of related transactions in which in any of such events the existing voting stockholders of the Corporation prior to such event cease to own 50% or more of the voting stock, or corresponding voting equity interests, of the surviving corporation after such event (including without limitation any “going private” transaction or tender offer by the Corporation for 20% or more of the Common Shares), (b) any person together with its affiliates and associates beneficially owns or is deemed to beneficially own in excess of 50% of the Corporation’s voting power, (d) there is a replacement of more than one-half of the members of the Corporation’s Board of Directors which is not approved by those individuals who are members of or nominated by the Corporation’s Board of Directors or other subcommittee of the Corporation’s Board of Directors, or (e) in one or a series of related transactions, there is a sale or transfer of all or substantially all of the assets of the Corporation, determined on a consolidated basis, or (f) the occurrence of the closing by the Corporation pursuant to an agreement to which the Corporation is a party or which it is bound providing for an event set forth in (b), (c), (d), or (e) above

In the event of a liquidation, dissolution or winding up of the Corporation or any other distribution by way of repayment of capital, the holders of the Series A Preferred Shares shall be entitled to receive a cash amount per share equal to the Redemption Amount (as herein defined) prior to any payment or distribution to any other class or series of shares of the Corporation. The Series A Preferred Shares shall not be entitled to share any further in the distribution of the property or assets of the Corporation except to the extent hereinbefore provided.

5.	The aggregate number of Common Shares issued and issuable by the Corporation upon the conversion of the Series A Preferred Shares, together with any payment of dividends in Common Shares on the Series A Preferred Shares, shall not exceed 19.99% of the total number of Common Shares or 19.99% of the total voting power outstanding immediately prior to the original issuance of the Series A Preferred Shares, subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the Common Shares (the “Maximum Common Share Issuance”), unless the issuance of shares in excess of the Maximum Common Share Issuance shall first be approved by the Corporation’s shareholders in accordance with applicable law and the organizational documents of the Corporation. In the event that the aggregate number of Common Shares that would be issued upon (i) conversion of the Series A Preferred Shares and (ii) payment of dividends on the Series A Preferred Shares through Common Shares, equals or exceeds the Maximum Common Share Issuance, and the Corporation has not previously obtained shareholder approval, then the number of Common Shares which the holder of Series A Preferred Shares would be entitled to acquire through (i) the conversion of the Series A Preferred Shares and (ii) the payment of dividends in Common Shares, shall be reduced pro rata among the holders of the Series A Preferred Shares so that the aggregate number of Common Shares issuable upon conversion of the Series A Preferred Shares together with the payment of dividends in Common Shares does not equal or exceed the Maximum Common Share Issuance. Those Series A Preferred Shares that are not converted shall remain issued and outstanding and shall not be convertible until and unless the necessary shareholder approval is obtained or is no longer required.

6.	So long as any Series A Preferred Shares are outstanding, the Corporation shall not, without the prior approval (by vote or written consent) of the holders of at least two-thirds of the then outstanding Series A Preferred Shares voting separately as a single class, amend or propose to amend the articles of the Corporation to create a new series of preferred shares of the Corporation having rights or privileges superior to the rights or privileges attached to the Series A Preferred Shares, including without limitation, rights or privileges with respect to redemptions rights, dividend preferences, return of capital on liquidation, dissolution or winding up, conversion privileges or rights to acquire securities of the Corporation.

7.	The remedies provided in this designation shall be cumulative and in addition to all other remedies available under this designation, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder’s right to pursue actual damages for any failure by the Corporation to comply with the terms of this designation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series A Preferred Shares and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the holders of the Series A Preferred Shares shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.